FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of November 24th, 2023

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F Ö Form 40-F

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Weekly Report (November 20, 2023 - November 24, 2023) on the First Tranche of Tenaris Share Buyback Program.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 24th, 2023

Tenaris, S.A.

By: /s/ Giovanni Sardagna

Giovanni Sardagna

Investor Relations Officer

Giovanni Sardagna

Tenaris

1-888-300-5432

www.tenaris.com

Weekly Report (November 20, 2023 - November 24, 2023) on the First Tranche of Tenaris Share Buyback Program

Luxembourg, November 24, 2023. - Tenaris S.A. (NYSE and Mexico: TS and EXM Italy: TEN) (“Tenaris”) announced today that pursuant to its First Tranche of the Share Buyback Program announced on November 5, 2023, covering up to $300 million to be executed in the open market, it has repurchased the following ordinary shares from November 20 to (and including) November 24, 2023:

Date	Trading Venue	Shares Purchased	Weighted Average Price (EUR)	Purchases in EUR	Reference FX	Purchases in USD
20-nov-23	MTA	8,904	15.5400	138,368	1.0888	150,648
20-nov-23	CEUX	6,606	15.5400	102,657	1.0888	111,768
20-nov-23	TQEX	4,713	15.5400	73,240	1.0888	79,740
20-nov-23	AQXE	120	15.5400	1,865	1.0888	2,030
21-nov-23	MTA	606,482	15.6160	9,470,823	1.0940	10,360,607
21-nov-23	CEUX	285,810	15.6140	4,462,637	1.0940	4,881,902
21-nov-23	TQEX	29,255	15.6151	456,820	1.0940	499,738
21-nov-23	AQXE	28,377	15.6160	443,135	1.0940	484,768
22-nov-23	MTA	606,482	15.3539	9,311,864	1.0935	10,182,058
22-nov-23	CEUX	285,810	15.3417	4,384,811	1.0935	4,794,572
22-nov-23	TQEX	29,255	15.3428	448,854	1.0935	490,799
22-nov-23	AQXE	28,377	15.3441	435,420	1.0935	476,109
23-nov-23	MTA	3,222	15.3800	49,554	1.0867	53,848
23-nov-23	CEUX	6,130	15.3800	94,279	1.0867	102,449
23-nov-23	TQEX	5,590	15.3800	85,974	1.0867	93,424
23-nov-23	AQXE	7,276	15.3800	111,905	1.0867	121,601
24-nov-23	MTA	13,298	15.3954	204,727	1.0910	223,358
24-nov-23	CEUX	10,399	15.3958	160,100	1.0910	174,670
24-nov-23	TQEX	3,792	15.4000	58,397	1.0910	63,711
24-nov-23	AQXE	3,704	15.4000	57,042	1.0910	62,232
		1,973,602	15.4806	30,552,473		33,410,032

From November 6, 2023 to (and including) November 24, 2023, the Company has purchased a total of 6,867,962 ordinary shares for a total consideration of €108,790,909, equivalent to USD117,692,954.

As of November 24, 2023, the Company held in treasury 6,867,962 ordinary shares equal to 0.58% of the total issued share capital.

Tenaris intends to cancel all shares purchased under the Program in due course.

Details of the above transactions, are available on Tenaris’s corporate website under the Share Buyback Program Section https://ir.tenaris.com/share-buyback-program.

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

Tenaris is a leading global supplier of steel tubes and related services for the world’s energy industry and certain other industrial applications.